UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ALBEMARLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

012653 10 1

(CUSIP Number)

Floyd D. Gottwald, Jr.

William M. Gottwald

John D. Gottwald

James T. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John Owen Gwathmey, Esq.

David I. Meyers, Esq.

Troutman Sanders LLP

Troutman Sanders Building

1001 Haxall Point

Richmond, Virginia 23219

February 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012653 10 1	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,402,784
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 1,402,784
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,402,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.54%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 012653 10 1	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,473,968
8 SHARED VOTING POWER 831,763
9 SOLE DISPOSITIVE POWER 3,473,968
10 SHARED DISPOSITIVE POWER 831,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,305,731
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 012653 10 1	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,067,843
8 SHARED VOTING POWER 404,206
9 SOLE DISPOSITIVE POWER 2,067,843
10 SHARED DISPOSITIVE POWER 404,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,472,049
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 012653 10 1	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James T. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,761,677
8 SHARED VOTING POWER 444,509
9 SOLE DISPOSITIVE POWER 1,761,677
10 SHARED DISPOSITIVE POWER 444,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.43%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 012653 10 1	Page 6 of 10

*	This Amendment No. 6 (“Amendment No. 6”) amends and restates the statement on Schedule 13D initially filed on February 23, 2001 with the Securities and Exchange Commission (the “SEC”) by Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald (collectively, the “Filers”), as previously amended by Amendment No. 1 thereto filed with the SEC on March 31, 2003, Amendment No. 2 thereto filed with the SEC on October 20, 2004, Amendment No. 3 thereto filed with the SEC on January 25, 2005, Amendment No. 4 filed with the SEC on May 31, 2007 and Amendment No. 5 filed with the SEC on December 7, 2007 (such Schedule 13D as previously amended, the “Schedule 13D”), with respect to shares of common stock, $.01 par value (the “Common Stock”), of Albemarle Corporation (the “Issuer”). The purpose for the filing of this Amendment No. 6 is to update the reported holdings of the Issuer’s Common Stock by the Filers and to confirm that none of the Filers is a member of a “group” for purposes of Section 13(d)(3) and Rule 13d-5b of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). There is no agreement among the Filers with respect to the voting or disposition of their shares of the Issuer’s Common Stock. To the extent prior filings of this Schedule 13D stated or implied the existence of a “group” consisting of one or more of the Filers, the Filers hereby disclaim any further membership in any such group. All further filings with respect to transactions in the securities reported upon in this statement on Schedule 13D will be filed, if required, by the Filers separately. As of the date hereof, none of the Filers owns 5% or more of the issued and outstanding shares of Common Stock, and therefore none of the Filers has any continuing requirement to file a statement on Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed on behalf of the Filers.

(a)-(c) The business address of Floyd D. Gottwald, Jr. is 300 Herndon Road, Richmond, Virginia 23229. Floyd D. Gottwald, Jr. is retired.

The business address of William M. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of William M. Gottwald is Chairman of the Board of the Issuer.

The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John D. Gottwald is President and Chief Executive Officer of Tredegar Corporation (“Tredegar”). The address of Tredegar’s principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

The business address of James T. Gottwald is 3600 River Road West, Goochland, Virginia 23063. The present principal occupation/employment of James T. Gottwald is farming.

(d)-(e) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 012653 10 1	Page 7 of 10

(f) The Filers are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 6 relates to the updating of the number of shares of the Issuer’s Common Stock owned by the Filers as a result of sales by the Filers and to confirm that none of the Filers is a member of a “group”.

Item 4.	Purpose of Transaction.

As of the date hereof, none of the Filers owns 5% or more of the issued and outstanding shares of Common Stock, and therefore none of the Filers has any continuing requirement to file a statement on Schedule 13D. Each of the Filers confirms that he is not a member of a “group” with respect to the Issuer within the meaning of Section 13(d)(3) and Rule 13d-5b of the Exchange Act.

Each of the Filers intends to hold for investment the shares of the Issuer’s Common Stock. Each of the Filers intends to continuously review their investment in the Issuer and reserves the right to change their plans or intentions and to take any actions that they may deem appropriate, including, among other things, acquiring additional securities of the Issuer or disposing of securities of the Issuer.

None of the Filers has any plans at the present time to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do any of the Filers have any plans at the present time (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (viii) any action similar to any of those described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) Number of share beneficially owned by each of the Filers:

(i) Floyd D. Gottwald, Jr. beneficially owns 1,402,784 shares of Common Stock of the Issuer, constituting 1.54% of such shares outstanding.

(ii) William M. Gottwald beneficially owns 4,305,731 shares of Common Stock of the Issuer, constituting 4.74% of such shares outstanding.

(iii) John D. Gottwald beneficially owns 2,472,049 shares of Common Stock of the Issuer, constituting 2.73% of such shares outstanding.

CUSIP No. 012653 10 1	Page 8 of 10

(iv) James T. Gottwald beneficially owns 2,206,186 shares of Common Stock of the Issuer, constituting 2.43% of such shares outstanding.

(b) With respect to the shares disclosed in Item 5(a) above1:

(i)	Floyd D. Gottwald has:

A.	sole power to vote or to direct the vote – 1,402,784

B.	shared power to vote or to direct the vote – None

C.	sole power to dispose of or to direct the disposition of – 1,402,784

D.	shared power to dispose of or to direct the disposition of – None

(ii)	William M. Gottwald has:

A.	sole power to vote or to direct the vote – 3,473,968

B.	shared power to vote or to direct the vote – 831,763

C.	sole power to dispose of or to direct the disposition of – 3,473,968

D.	shared power to dispose of or to direct the disposition of – 831,763

(iii)	John D. Gottwald has:

A.	sole power to vote or to direct the vote – 2,067,843

B.	shared power to vote or to direct the vote – 404,206

C.	sole power to dispose of or to direct the disposition of – 2,067,843

D.	shared power to dispose of or to direct the disposition of – 404,206

(iv)	James T. Gottwald has:

A.	sole power to vote or to direct the vote – 1,761,677

B.	shared power to vote or to direct the vote – 444,509

C.	sole power to dispose of or to direct the disposition of – 1,761,677

D.	shared power to dispose of or to direct the disposition of – 444,509

(c) On February 8, 2008, each of (i) William M. Gottwald, John D. Gottwald and James T. Gottwald as Trustees of Floyd, Jr.’s Trust (the “Trust”) under the will of Floyd D. Gottwald, (ii) Floyd D. Gottwald, Jr. and (iii) Westham Partners, L.P., sold (a) an aggregate of 3,000,000 shares of Common Stock of the Issuer from the Trust representing all shares of Common Stock held by the Trust, (b) an aggregate of 300,000 shares of Common Stock from Floyd D. Gottwald, Jr., and (c) an aggregate of 700,000 shares of Common Stock from Westham Partners, L.P. each at a purchase price equal to $37.2174. Conagret Corporation is the general partner of Westham Partners, L.P. William M. Gottwald is the president of Conagret Corporation.

In addition, Floyd D. Gottwald, Jr. and William M. Gottwald made the following open market sales during the past 60 days, respectively:

Floyd D. Gottwald, Jr.

Date of Sale	Sale Price	Number of Shares
February 12, 2008	$40.0414	29,202
February 13, 2008	$40.0039	30,798
February 13, 2008	$40.0039	100,000
February 13, 2008	$40.0039	43,102
February 14, 2008	$40.0000	6,898

William M. Gottwald

Date of Sale	Sale Price	Number of Shares
February 11, 2008	$38.1020	28,200
February 11, 2008	$38.1400	270

Other than these transactions and the acquisition of minor amounts of Common Stock pursuant to the employee benefit plans of the Issuer, the disposition of minor amounts of Common Stock as gifts and the distribution of all shares of Common Stock from Westham Partners, L.P. to its partners, the Filers have not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

[1]

The amounts below do not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plan of the Issuer for its employees for the benefit of employees other than the Filers. It also does not include shares held by Frank Russell Trust Company, as Trustee for the Tredegar Corporation Retirement Savings Plan. Shares held by the Trustee under the Issuer’s savings plan for the benefit of the Filers are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans of the Issuer and Tredegar are voted by the Trustees in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustees voting instructions, his or her shares are generally voted by the Trustees in accordance with the recommendations of the Issuer’s board of directors to its shareholders.

CUSIP No. 012653 10 1	Page 9 of 10

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 831,763 shares described in Items 5(b)(ii)B. and D., all 404,206 shares described in Items 5(b)(iii)B. and D., and all 444,509 shares described in Items 5(b)(iv)B. and D. However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

(e) William M. Gottwald ceased to be the beneficial owner of 5% or more of outstanding shares of Common Stock of the Issuer on February 8, 2008. None of the other Filers beneficially owned more than 5% of the outstanding shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This statement on Schedule 13D had previously been filed on behalf of the Filers because they could have been deemed to be a group for purposes of Rule 13d-1(c) and prior filings of this statement on Schedule 13D even though there was no agreement between or among them with respect to the purchase, sale or retention of the Issuer’s Common Stock. Pursuant to this Amendment No. 6, the Filers disclaim any further membership in such a group.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Filers and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 6 to Schedule 13D.

CUSIP No. 012653 10 1	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

/s/ William M. Gottwald
William M. Gottwald

/s/ John D. Gottwald
John D. Gottwald

/s/ James T. Gottwald
James T. Gottwald

EXHIBIT INDEX

Exhibit 1	Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 6 to Schedule 13D.